Dimensional

December 22, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 215/216 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on October 10, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the DFA Global Core Plus Fixed Income Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment.  Please consolidate the second and fourth paragraphs in the "Principal Investment Strategies" section to clarify the disclosure regarding the Portfolio's investments in investment grade and below investment grade fixed income securities.

Response.  The Registrant has revised the disclosure accordingly.

2. Comment.  Please include disclosure in the "Principal Investment Strategies" section regarding the lowest rated securities the Portfolio may invest in and, if applicable, that the Portfolio can invest in defaulted securities.

Response.  The Registrant confirms supplementally that the Portfolio does not have a lower limit with respect to the credit rating of the securities in which the Portfolio may invest; however, the Portfolio will not invest in securities that are defaulted at the time of purchase.

U.S. Securities and Exchange Commission
December 22, 2017

3. Comment.  The Portfolio should commit to investing 40% of its assets outside the U.S. due to the use of "Global" in the Portfolio's name.

Response.  The disclosure has been revised to state that, under normal circumstances, the Portfolio, directly or through its Underlying Funds, may invest up to 60% of its net assets in U.S. fixed income securities (unless market conditions are not deemed favorable by the Advisor, in which case the Portfolio, through its investments in the Underlying Funds, may invest up to 70% of its net assets in U.S. fixed income securities).
4. Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of  the Portfolio's net assets, plus the amount of any borrowings for investment purposes.
Response.  The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 3 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio, however, includes this language in the disclosure regarding the 80% policy on page 1 of the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.
5. Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus to clarify whether variable and floating rate securities are considered "fixed income securities" for purposes of the Portfolio's 80% policy.

Response.  The Registrant believes that the term "fixed income securities" is generally understood by the public to mean all debt securities.  The Registrant does, however, include disclosure in the "Additional Information on Investment Objective and Policies" section of the Prospectus that clarifies that the categories of investments that may be acquired by the Portfolio and Underlying Funds (other than the DFA Intermediate-Term Extended Quality Portfolio) may include both fixed and floating rate securities.

6. Comment.  With respect to the Portfolio's 80% policy, please confirm that the Portfolio will look through to the Underlying Fund's investments for purposes of meeting the policy.

Response.  The Registrant confirms supplementally that the Portfolio will look through to the Underlying Funds' investments for purposes of meeting its 80% policy, which is also disclosed in the following statement in the "Principal Investment Strategies" section of the Prospectus:

U.S. Securities and Exchange Commission
December 22, 2017

As a non-fundamental policy, under normal circumstances, the Portfolio, directly or through its investment in the Underlying Funds, will invest at least 80% of its net assets in fixed income securities.

7. Comment.  Please disclose in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections that for purposes of the Portfolio's 80% policy, derivatives are valued in accordance with the SEC Staff's position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test (i.e., not an exposure test) and, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  The Registrant confirms supplementally that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio's net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio's net asset value. As noted in General Instruction C.1(c), however, the disclosure in the Prospectus should avoid "simply restating legal or regulatory requirements to which Funds generally are subject." Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

8. Comment.  Please confirm that when the Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response.  As discussed on page 5 of the Portfolio's SAI, with respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

9. Comment.  Please disclose any average/range or other criteria utilized by the Portfolio with respect to the maturity or duration of its investment portfolio, and if applicable, provide an explanation and an example of duration in the Prospectus.

Response.  The Portfolio will be managed with a view to capturing credit risk premiums and maturity risk premiums as described in the "Principal Investment Strategies" section of the Prospectus.  Further, the Registrant confirms supplementally that the Portfolio does not utilize a specific average/range or similar criteria with respect to the maturity or duration of its investment portfolio.

10. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

U.S. Securities and Exchange Commission
December 22, 2017

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the Bloomberg Barclays Global Aggregate Bond Index (Hedged to USD); however, this is subject to change in the future.

11. Comment.  Please replace "since inception" with the month and year each portfolio manager will begin his service with the Portfolio.

Response.  The date that the Portfolio will commence operations has not yet been determined; however, the Registrant has replaced "since inception" with the year each portfolio manager will begin his service with the Portfolio.

12. Comment.   Please review the SEC guidance issued with respect to risk disclosure and fixed income funds in IM Guidance Update No. 2016-02 and consider whether any updates to the risk disclosure would be appropriate.

Response.  The Registrant responds by supplementally stating it has reviewed IM Guidance Update No. 2016-02 and believes the risks associated with fixed-income securities are adequately addressed and disclosed to shareholders at this time.

13. Comment.  Please disclose all of the Portfolio's principal risks in response to Item 9(c) of Form N-1A.  The risks disclosed in the "Principal Risks" section of the Prospectus should be a summary of such risks, as noted in Item 4(b)(1)(i) of Form N-1A.

Response.  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

14. Comment.  The Underlying Funds are permitted to invest in money market funds.  Please explain how this does not create an impermissible "fund of funds" arrangement.

Response.  The Portfolio invests in the Underlying Funds in reliance on Section 12(d)(1)(G) of the 1940 Act, which requires, among other things, that each Underlying Fund have a policy prohibiting it from acquiring registered open-end investment companies or registered unit investment trusts in reliance of Sections 12(d)(1)(F) or (G).  The Underlying Funds invest in money market funds in reliance on Rule 12d1-1 of 1940 Act (i.e., as opposed to Sections 12(d)(1)(F) or (G)).

U.S. Securities and Exchange Commission
December 22, 2017

15. Comment.  Please include disclosure in the "Valuation of Shares—Net Asset Value" section of the Prospectus to describe how the net asset value may change due to the Portfolio's investments trading on foreign exchanges when the U.S. markets are closed.

Response.  The Registrant has revised the disclosure accordingly to include the following statement:

Because the Portfolio owns foreign securities that may trade on days when the Portfolio does not price its shares, the net asset value of the Portfolio may change on days when shareholders will not be able to purchase or redeem shares.

SAI

16. Comment.  Pursuant to Item 16(d) of Form N-1A, disclose, if applicable, the types of investments that the Portfolio may make while assuming a temporary defensive position.

Response.  The Registrant discloses the types of investments that the Portfolio and Underlying Funds may make while assuming a temporary defensive position in the table included in the "Cash Management Practices" section of the SAI.

Part C

17. Comment.  Please file the securities opinion for the Portfolio as an exhibit to the Part C.
Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.